Filed pursuant to Rule 433
Registration Statement No. 333-197099

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Corvus Gold Inc. at Suite 2300 - 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3, telephone (604) 638-3246 and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	August 1, 2014

$6,180,000

5,150,000 Shares

This short form prospectus (the “Prospectus”) qualifies the distribution of up to 5,150,000 common shares (each, a “Share” and collectively, the “Shares”) of Corvus Gold Inc. (the “Company” or “Corvus”) at a price of $1.20 per Share (the “Offering Price”) (the “Offering”). The Shares will be issued to only up to two (2) institutional investors (each such investor being an accredited investor as such term is defined under National Instrument 45-106) and only up to six (6) directors and officers of the Company (collectively, the “Investors”), pursuant to purchase agreements to be entered into between the Company and each Investor. No underwriter’s fee will be payable in connection with such distribution. No securities will be issued to any persons other than the Investors pursuant to the Prospectus.

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF THE PROSPECTUS OR PERFORMED ANY REVIEW OF THE CONTENTS OF THE PROSPECTUS. THE COMPANY HAS NOT ENGAGED IN THE BUSINESS OF TRADING AND ADVISING IN SECURITIES WITH RESPECT TO THE OFFERING.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “KOR”, and on the OTCQX tiers of OTC Markets Group Inc. in the United States under the symbol “CORVF”. On August 1, 2014, the closing price of the Common Shares on the TSX was $1.30 and the closing bid price for the Common Shares was US$1.18 per share as quoted by the OTCQX. The Company has applied to list the Shares on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX.

The Offering Price is payable in Canadian dollars.

_____________________

Price: $1.20 per Share
_____________________

	Price to the Public(1)	Proceeds to the Company(2)
Per Share	$1.20	$1.20

Notes:
(1)	The Shares are being offered for sale exclusively to certain institutional investors and directors and officers of the Company. See “Plan of Distribution”.
(2)	Expenses of the Offering, estimated to be $200,000, are to be paid from the proceeds of the Offering.

There is no minimum amount of funds that must be raised under this Offering. This means that the Company could complete this Offering after raising only a small proportion of the offering amount set out above.

- ii -

Certain directors of the Company named below reside outside of Canada. Such directors have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Steven Aaker	Gowling Lafleur Henderson LLP, 550 Burrard Street, Suite 2300,Vancouver, B.C. Canada V6C 2B5
Jeffrey A. Pontius	Gowling Lafleur Henderson LLP, 550 Burrard Street, Suite 2300,Vancouver, B.C. Canada V6C 2B5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in the Shares is highly speculative and involves a high degree of risk. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about August 18, 2014 or such other date as may be agreed between the Company and the Investors (the “Closing Date”). See “Plan of Distribution”.

The Investors should rely only on the information contained in or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide the Investors with different information. The Company is not offering the securities in any jurisdiction in which the Offering is not permitted.

Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date of this Prospectus. Subject to the Company’s obligation under applicable Canadian securities laws, the information contained in this Prospectus is accurate only as of the date of this Prospectus regardless of the time of delivery of this Prospectus or any sale of the Shares.

The head office of the Company is located at Suite 2300 - 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3, and its registered office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

All references herein to “$” are to Canadian dollars unless otherwise specified.

- iii -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the exhibits attached hereto contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively “forward-looking statements”). Such forward-looking statements concern the Company’s anticipated results and developments in its operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These statements include, but are not limited to, statements regarding:

•	the Company’s strategies and objectives, both generally and in respect of its specific mineral properties;

•
the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s exploration programs, including for the North Bullfrog Project in Nye County, Nevada (the “NBP”);

•	the Company’s estimates of the quality and quantity of the resources at its mineral properties;

•	the timing and cost of planned exploration programs of the Company and its joint venture partners (as applicable), and the timing of the receipt of results therefrom;

•
the planned use of proceeds from the Company’s private placement completed in November 2013, from the exercises of stock options and warrants, and from the proceeds of the sale of the Company’s interest in the Terra Project, Alaska in February, 2014;

•	the Company’s future cash requirements;

•	general business and economic conditions;

•	the Company’s belief that its operations are conducted in material compliance with applicable laws and regulations;

•	the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

•	the Company’s expectation that it will be able to add additional mineral projects of merit to its assets;

•	the planned completion of and timing for an updated resource estimate for the NBP;

•	the potential for the existence or location of additional high-grade veins at the NBP;

•	the potential to expand the high grade gold and silver at the Yellowjacket target, and the potential to expand the higher grade bulk tonnage at the Sierra Blanca target, at the NBP;

•
the potential for any higher grade portions of the deposits at the NBP to be a potential starter pit, the potential to add to existing resources or to increase the confidence in the existing resource estimate, the potential for there to be a low strip ratio in connection with any mine at the NBP, the potential for the existence or location of additional high-grade veins or higher grade mineralization; and

•	the Company’s expectation that it will be able to build itself into a non-operator gold producer with significant carried interests and royalty exposure.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s requirement of significant additional capital;

•	risks related to the Company’s limited operating history;

•	risks related to the Company’s history of losses;

•	risks related to cost increases for the Company’s exploration and, if warranted, development projects;

•	risks related to the Company’s properties being in the exploration stage;

•	risks related to mineral exploration and production activities;

•	risks related to the Company’s lack of mineral production from its properties;

•	risks related to estimates of mineral resources;

•	risks related to changes in mineral resource estimates;

•	risks related to differences in United States and Canadian reserve and resource reporting;

•	risks related to the Company’s exploration activities being unsuccessful;

•	risks related to fluctuations in gold, silver and other metal prices;

•	risks related to the Company’s ability to obtain permits and licenses for production;

•	risks related to government and environmental regulations that may increase the Company’s costs of doing business or restrict its operations;

•	risks related to proposed legislation that may significantly affect the mining industry;

•	risks related to land reclamation requirements;

•	risks related to competition in the mining industry;

•	risks related to equipment and supply shortages;

•	risks related to current and future joint ventures and partnerships;

•	risks related to the Company’s ability to attract qualified management;

•	risks related to the ability to enforce judgment against certain of the Company’s directors;

•	risks related to currency fluctuations;

•	risks related to claims on the title to the Company’s properties;

•	risks related to surface access on the Company’s properties;

•	risks related to potential future litigation;

•	risks related to the Company’s lack of insurance covering all its operations; and

•	risks related to the Common Shares, including price volatility, lack of dividend payments and dilution.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under “Risk Factors” in this prospectus.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  The Company disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

MINERAL RESERVE AND RESOURCE DISCLOSURE

Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in British Columbia and Ontario (together, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Corvus Gold Inc. at Suite 2300 - 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3, telephone (604) 638-3246 and are also available electronically at www.sedar.com.

The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)
the annual information form of the Company dated August 27, 2013 for the financial year ended May 31, 2013 (the “Annual Information Form” or “AIF”) other than the section “Material Mineral Projects: NBP, Nevada”, which summary is now provided in “Mineral Property – The NBP” in this Prospectus;

(b)
the audited consolidated financial statements of the Company as at and for the financial years ended May 31, 2013 and 2012, together with the notes thereto and the auditor’s report thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of the Company dated August 27, 2013 for the financial year ended May 31, 2013 (the “Annual MD&A”);

(d)
the unaudited condensed consolidated interim financial statements of the Company as at and for the nine months ended February 28, 2014, together with the notes thereto (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of the Company dated April 10, 2014 for the three and nine months ended February 28, 2014 (the “Interim MD&A”);

(f)	the management information circular of the Company dated for reference September 24, 2013 prepared for the purposes of the annual general meeting of the Company held on October 29, 2013;

(g)	the material change report of the Company dated June 5, 2013, reporting the results of an independently prepared preliminary economic assessment for the optimization of the NBP;

(h)	the material change report of the Company dated June 5, 2013, reporting gold-silver leach recovery results from the Yellow Jacket high-grade zone of the NBP;

(i)	the material change report of the Company dated July 10, 2013, reporting that the Company had significantly expanded the high-grade Yellow Jacket discovery with a 120 metre step out hole at the NBP;

(j)	the material change report of the Company dated July 12, 2013, reporting the expansion of higher grade mineralization 500 metres north of the Sierra Blanca deposit at the NBP;

(k)	the material change report of the Company dated August 8, 2013, reporting that the Company had extended the Yellow Jacket high-grade gold and silver system north by 260 metres at the NBP;

(l)
the material change report of the Company dated August 8, 2013,  reporting the drilling results from five additional holes from the ongoing 2013 drill program in the North Sierra Blanca area of the NBP;

(m)	the material change report of the Company dated August 19, 2013, reporting the appointment of Catherine Gignac to the board of directors of the Company;

(n)
the material change report of the Company dated September 9, 2013, reporting assay results from two core holes and three reverse circulation holes in the Yellowjacket high-grade gold and silver zone with the discovery of new vein systems at the NBP;

(o)
the material change report of the Company dated September 11, 2013, reporting that results from step-out drilling have extended the gold mineralization of the Sierra Blanca deposit identifying a new covered target at the NBP;

(p)
the material change report of the Company dated September 11, 2013 filed on September 19, 2013, reporting that new assay results demonstrate continuity with the continued expansion of the Yellowjacket high-grade zone at the NBP;

(q)	the material change report of the Company dated October 4, 2013, reporting drilling results from eight additional holes on the flanks of the existing Sierra Blanca deposit;

(r)
the material change report of the Company dated October 4, 2013, reporting that the Company has drilled 19 metres at 11 g/t gold (including 11 metres of 18.0 g/t gold) at the Yellowjacket high-grade zone at the NBP;

(s)	the material change report of the Company dated October 17, 2013 reporting initial assay results from an additional three core holes along the northern extension of the Yellowjacket Zone at the NBP;

(t)	the material change report of the Company dated October 22, 2013, providing technical disclosure clarification pursuant to the NBP following a review by the British Columbia Securities Commission;

(u)
the material change report of the Company dated October 28, 2013, reporting reports additional results from RC drilling, intersecting new near surface stockwork gold vein system west of Yellowjacket at Sierra Blanca, NBP;

(v)	the material change report of the Company dated October 28, 2013, reporting that the Company refined its NBP preliminary economic assessment to include consideration of tax and royalty estimates;

(w)
the material change report of the Company dated October 29, 2013, reporting that the Company extended the high-grade Yellowjacket zone strike length to 650 metres with 125 metre north stepout, extending the new eastern vein of the NBP;

(x)	the material change report of the Company dated November 28, 2013, reporting the closing by the Company of a non-brokered private placement of $5.23 million;

(y)	the material change report of the Company dated December 9, 2013, reporting that the Company has expanded the high-grade, bulk tonnage stockwork zones at the Yellowjacket system, NBP;

(z)	the material change report of the Company dated January 13, 2014, reporting drill results at the Yellowjacket Deposit, NBP;

(aa)	the material change report of the Company dated January 16, 2014, reporting assay results from the Company’s 2013 drilling campaign;

(bb)	the material change report of the Company dated January 28, 2014, reporting final drill results at the Yellowjacket Deposit, NBP;

(cc)	the material change report of the Company dated February 4, 2014, reporting the start of its 2014 gold exploration program for the NBP;

(dd)	the material change report of the Company dated February 6, 2014, reporting the completion of key infrastructure milestones for the proposed NBP development plan;

(ee)
the material change report of the Company dated February 18, 2014, reporting that the Company has sold its minority interest in the Terra Gold Project in Alaska for US$1.8 million in cash and 200,000 common shares of WestMountain Gold Inc;

(ff)	the material change report of the Company dated February 26, 2014, reporting a new mineral resource estimate update at the NBP;

(gg)	the material change report of the Company dated March 11, 2014, reporting drill results and the identification of a new high-grade gold-silver vein parallel to the Yellowjacket Deposit, NBP;

(hh)	the material change report of the Company dated March 14, 2014, reporting additional drill results in a new vein at the Yellowjacket Deposit, NBP;

(ii)	the material change report of the Company dated April 2, 2014, reporting the filing of the Technical Report (as defined below);

(jj)	the technical report on the NBP, titled “Technical Report – The North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated effective April 1, 2014 (the “Technical Report”);

(kk)	the material change report of the Company dated April 7, 2014, reporting that the Issuer extended the Main Josh Vein of the Yellowjacket Deposit at the NBP;

(ll)	the material change report of the Company dated May 6, 2014, reporting that Issuer extended the strike length of the West Vein Zone of the Yellowjacket Deposit at the NBP;

(mm)
the material change report of the Company dated May 6, 2014, reporting that Issuer received metallurgical results for the Yellowjacket Deposit at the NBP and confirming that there was no longer a current preliminary economic analysis for the NBP;

(nn)
the material change report of the Company dated May 28, 2014 reporting that Issuer received results extending the high-grade veins north and south and discovered a new vein at the Yellowjacket Deposit of the NBP; and

(oo)
the material change report of the Company dated June 11, 2014 reporting that initial gravity and cyanide leaching tests returned recoveries averaging 89% for gold and 73% for silver from the Main Vein/Stockwork Zone of the Yellowjacket Deposit at the NBP.

In addition to any document required to be incorporated by reference in this Prospectus under applicable securities laws, any document of the type referred to above (excluding confidential material change reports) or referenced in Item 11.1 of Form 44-101F1 — Short Form Prospectus of the Canadian Securities Administrators filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement herein or in any subsequently filed document that is also or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to “$” are to Canadian dollars and all references to “US$” are to United States dollars.

The following table sets forth the rate of exchange for the United States dollar expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars.

Twelve Months Ended May 31
	2013	2012	2011
Average rate for period	$ 0.9956	$ 1.0007	$ 1.0064
Rate at end of period	$ 0.9672	$ 0.9663	$ 1.0322
High for period	$ 1.0299	$ 1.0583	$ 1.0582
Low for period	$ 0.9599	$ 0.9430	$ 0.9365

The noon rate of exchange on August 1, 2014 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals $1.0919.

BUSINESS OF THE COMPANY

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently holds or has the right to acquire interests in a number of mineral properties in Alaska and Nevada, USA. The Company’s only material mineral property is the NBP. The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the preliminary exploration stage. All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization. The Company also continues to evaluate exploration opportunities both on its currently owned properties and on new prospects.

Corvus has four material subsidiaries:

(a)	Corvus Gold (USA) Inc., a corporation incorporated in Nevada, which holds all of the shares of Corvus Gold Nevada Inc. and Raven Gold Alaska Inc. and is 100% owned by Corvus;

(b)	Raven Gold Alaska Inc., a corporation incorporated in Alaska, which holds all of the Company’s properties in Alaska and is 100% owned by Corvus Gold (USA) Inc.;

(c)	Corvus Gold Nevada Inc., a corporation incorporated in Nevada, which holds all of the Company’s properties in Nevada including the NBP and is 100% owned by Corvus Gold (USA) Inc.; and

(d)	SoN Land & Water, LLC, a limited liability company incorporated in Nevada on July 25, 2013, of which Corvus Gold Nevada Inc. is the sole member.

The following corporate chart illustrates the Company’s current corporate structure and material subsidiaries.

The Company is not engaged in the business of trading in securities or exchange contracts as a principal or agent, and does not hold itself out as engaging in the business of trading in securities or exchange contracts as a principal or agent.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s share capital as at February 28, 2014 on: (a) an actual basis; (b) an as adjusted basis to give effect to the completion of the Offering. This table should be read in conjunction with the Interim Financial Statements together with the Interim MD&A which are incorporated by reference in this Prospectus.

	As of February 28, 2014
	Actual		As Adjusted for the Offering
Cash and cash equivalents	$5,888,265		$11,868,265

Liabilities:
Current Liabilities	$767,424		$767,424

Shareholders’ Equity:
Common Shares (Authorized Unlimited)	70,415,028		75,565,028
Warrants	Nil	(1)	Nil	(1)
Options	6,175,234	(2)	6,175,234	(2)

Total Capitalization	$39,386,391		$45,366,391

Notes:
(1)	As of the date of this Prospectus the Company has no warrants outstanding.
(2)
As of the date of this Prospectus the Company has 6,175,234 options outstanding which are exercisable into 6,175,234 Common Shares with exercise price between $0.50 and $1.08. Of these, 3,594,214 are exercisable as at the date of this Prospectus, and the remainder have not vested as at said date.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering will be $5,980,000 (determined after deducting the estimated expenses of the Offering of $200,000). The Offering does not specify any minimum sale of any specific number of Common Shares and, as a result, the net proceeds actually received by the Company may be considerably less than the estimated net proceeds above.

The Company intends to use the net proceeds of the Offering to carry out a program of work in respect of the NBP, as set out below, and for general working capital:

(a)	Further exploration and baseline characterization data collection. Extension of the vein system at Yellowjacket will be the focus of a Phase II drilling program estimated at 15,000 metres.

(b)
Baseline data collection will continue at the NBP to support development of mining plans.  Metrological data collection is performed by a weather station with satellite uplink.  Cultural resource studies will continue to provide clearance for work on specific exploration sites, and the plan to expand coverage into all areas projected to require mining disturbance will be submitted for approval to the Bureau of Land Management.  A total of 11 water quality monitoring wells and 10 springs are sampled on a quarterly basis.  The plans for hydrologic characterization and waste rock geochemistry characterization will be revised.  Waste rock geochemistry sampling and testing will be expanded.

(c)
Metallurgical testing will continue, primarily focused on Yellowjacket and new areas of potential resource expansion.  The Phase II drilling program is planned to develop additional inventory of sample materials that can be used to develop composite samples to confirm metallurgical performance in the vein/stockwork zones.

(d)	Preparation of a revised resource estimate and preliminary economic assessment incorporating new drilling and metallurgical data.

The Company presently estimates that the foregoing programs will have an approximate cost of $4,728,300, as broken out below (assuming completion of the Offering by August 18, 2014).  The Company anticipates that the proposed Phase II drilling program would commence shortly after the completion of the Offering and take approximately 6 months to complete.  The baseline data collection, including metrological data, cultural resource studies and water quality monitoring would be ongoing for the entire year.  The Company presently estimates that preparation of the revised resource estimate would be completed in early 2015, with the proposed preliminary economic analysis being completed prior to May, 2015.

Proposed Exploration Budget for Fiscal 2015 NBP Work

Activity	July 1- Aug 31	Sept 1- Nov 30	Dec 1- Feb 28	March 1- May 31
Project Labor	$323,800	$373,800	$124,600	$54,000
Drilling	$812,700	$1,471,100	$8,800	$4,500
Assay Costs	$166,800	$691,400	$129,200	$0
Project Studies	$256,700	$55,300	$79,800	$175,800
Total	$1,560,000	$2,591,600	$342,400	$234,300

The Company therefore estimates that the net proceeds from the Offering would be applied as follows:

Net Proceeds of Offering
NBP Program (as set out above)	$4,728,300
Working capital	$1,251,700
Total use of net proceeds	$5,980,000

If less than the total Offering is sold, the funds raised in the Offering be first used towards the proposed work in respect of the NBP as noted above, with the remainder (if any) being applied towards general working capital. The proposed program for the NBP outlined above is staged so that if the full amount to fund such program is not raised the program can be reduced accordingly and planned studies can be reduced in scope.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending upon future developments on the Company’s mineral properties or unforeseen events. Potential investors are cautioned that, notwithstanding the Company’s current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company’s best interests.

Pending their use, the Company intends to invest the net proceeds of the Offering in short term investment grade instruments including, but not limited to, demand deposits, banker’s acceptances, interest bearing corporate, government issued and/or government guaranteed securities and term deposits held with major Canadian financial institutions. The Company’s Chief Executive Officer, Chief Financial Officer and board of directors are responsible for the investment and supervision of unallocated funds.

The Company has no history of revenues from its operating activities. During the fiscal year ended May 31, 2013 and the nine-month period ended February 28, 2014, the Company had negative cash flow from operating activities. The Company incurred losses of approximately $5,068,741 for the year ended May 31, 2013 and approximately $2,531,387 for the year ended May 31, 2012. The Company’s cash and cash equivalents as at May 31, 2013 was approximately $7,867,270 and as at February 28, 2014 was approximately $5,888,265. The Company expects that it will have an average monthly cash expenditure rate for fiscal 2015 of approximately $670,000 per month if the Offering is completed in full and $270,000 per month if the Company is unable to complete the offering. The Company wrote-off exploration and evaluations costs of $330,410 during the year ended May 31, 2013 and $2,848 during the nine-month period ended February 28, 2014. The Company recorded a loss on sale of exploration and evaluation assets of $1,631,436 for the nine-month period ended February 28, 2014. The Company anticipates it will continue to have negative cash flow from operating activities in future periods until commercial production is achieved at its resource properties. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company is offering for sale up to 5,150,000 Shares to the Investors at a price of $1.20 per Share. The Shares will be issued to the Investors pursuant to purchase agreements to be entered into between the Company and each Investor. No securities will be issued to any person other than the Investors pursuant to the Prospectus. There is no minimum amount of Shares that the Company must sell in the Offering, and therefore no minimum amount of proceeds will be raised. No arrangements have been made to place funds into escrow or any similar account. Upon receipt, Offering proceeds will be deposited into operating account of the Company and used to conduct its business and operations. The Company is offering the Shares without any underwriting discounts or commissions. If all 5,150,000 Shares are not sold within 30 days from the date hereof (which may be extended an additional 60 days in the sole discretion of the Company), the Offering for the balance of the Shares will terminate and no further Shares will be sold.

In Canada, the Shares are expected to be offered in the Provinces of British Columbia and Ontario. The Shares are expected to be offered for sale in the United States in accordance with the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The Common Shares are listed for trading on the TSX under the trading symbol “KOR”. The Company has applied to the TSX to list the Shares. Listing will be subject to the Company fulfilling all of the requirements of the TSX. See “Risk Factors”.

Determination of Offering Price

The price at which the Shares will be sold has been determined by the Company in its discretion and within the rules of the TSX applicable to private placements based on the 5 day volume weighted average trading price of the Common Shares on the TSX as at June 25, 2014.  Subject to any change required pursuant to the rules of the TSX, the Offering price will remain fixed for the duration of the Offering.

United States

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares in the United States (as defined in Regulation S under the U.S. Securities Act).

The Shares will be registered under the U.S. Securities Act pursuant to a registration statement (including a prospectus) on Form S-1 filed with the SEC on July 7, 2014 (the “Registration Statement”). Investors should read the United States prospectus in the Registration Statement and other documents the Company has filed with the SEC for more information on the Company and this Offering before investing.  Investors may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Company will provide you with the United States prospectus and related documents if requested by calling toll free 1-888-770-7488.

Investors should be aware that the financial information contained in this Prospectus and the incorporated herein by reference has been prepared in accordance with International Financial Reporting Standards as adopted  by the International Accounting Board, but financial information contained in the United States prospectus contained in the Registration Statement has been prepared in accordance with United States generally accepted accounting principles and therefore such financial information may not be comparable.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value of which 70,415,028 Common Shares were issued and outstanding as at the date hereof.

Common Shares

Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or on any other distribution of assets of the Company for the purpose of winding up the affairs of the Company after it has paid out its liabilities. Holders of Common Shares are entitled to one vote for each Common Share held and are entitled to receive pro rata dividends as may be declared by the board of directors out of funds legally available therefor and to receive pro rata the remaining property of the Company upon dissolution. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company has issued the following securities at the following prices:

Class of Security	Date of Issuance	Number Issued	Issuance Prices
			($)
Common Shares	November 26, 2013(1)	5,230,000	1.00
Common Shares	August 12, 2013 (2)	70,000	0.69
Options	August 16, 2013(3)	2,470,000	N/A

Note:
(1)	Issued pursuant to a non-brokered private placement equity financing for gross proceeds of $5,230,000.
(2)	Issued pursuant to the exercise of stock options for gross proceeds of $48,300.

(3)	Each option is exercisable for one Common Share at an exercise price of $0.76 per share.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol “KOR”. The following tables set forth information relating to the trading of the Common Shares on the TSX for the periods indicated.

Period	High	Low	Volume
August 1, 2014	1.34	1.30	1,300
July, 2014	1.47	1.26	437,020
June 2014	1.62	1.08	646,268
May 2014	1.62	1.14	1,062,500
April 2014	1.72	1.32	1,056,639
March 2014	2.18	1.27	2,939,115
February 2014	2.13	1.66	1,769,126

Period	High	Low	Volume
January 2014	2.06	1.15	1,351,618
December 2013	1.25	1.11	447,394
November 2013	1.23	1.05	511,244
October 2013	1.30	0.97	1,211,820
September 2013	1.34	1.01	1,113,864
August 2013	1.09	0.67	1,470,831
July 2013	0.85	0.61	1,026,042

MINERAL PROPERTY

The NBP

The following is the summary section extracted from the Technical Report, prepared and authored by Scott Wilson, Gary Giroux and Herbert Osborne who are each a “qualified person” and “independent” within the meaning of NI 43-101. The Technical Report was prepared in compliance with NI 43-101 and has been incorporated by reference herein. For full technical details, reference should be made to the complete text of the Technical Report which has been filed with the Commissions and is available on SEDAR under the Company’s profile at www.sedar.com. The following summary does not purport to be complete and is subject to all the assumptions, qualifications and procedures set out in the Technical Report and is qualified in its entirety with reference to the full text of the Technical Report. See also “Cautionary Note to United States Investors”

1           SUMMARY

Metal Mining Consultants Inc. ("MMC"), Giroux Consultants Ltd. (“GCL”) and H. C. Osborne and Associates (“HCO”) have been requested by Corvus Gold Inc. ("Corvus") to prepare an Updated Mineral Resource Estimate for the Mineral Assets of the Company comprising the North Bullfrog Project (the "NBP" or the “Project”) located in Nevada. The estimate has been reported according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards and will be supported by a National Instrument 43‐101 (“NI 43‐101”) independent report. The last CIM Standard Mineral Resource Estimate and report produced for the NBP was completed for Corvus in October 2013.

The authors have produced a Mineral Resource Estimate for the NBP with an effective date of 25 March 2014. The estimate is based on some 68 holes comprising 12,558m of diamond drilling and 179 holes comprising 36,417m of RC drilling, completed up to 26 November 2013. The deposit has been modelled and is described herein using the NAD 27 CONUS, ZONE 11 UTM coordinate grid system.

1.1           PROPERTY DESCRIPTION AND OWNERSHIP

The NBP is located in the Bullfrog Hills of northwestern Nye County, Nevada (Figure 4‐1). Corvus’ property covers about 4,426 hectares of patented and unpatented lode mining claims in Sections 20, 21, 25, 26, 27, 28, 29, 32, 33, 34, 35, and 36 of T10S, R46E; sections 1, 2, 11, 12, 13, and 14 of T11S, R46E; section 31 of T10S, R47E; and section 6, T11S, R47E, MDBM. The NBP is accessible as a two and one half hour (260 km) drive north of Las Vegas Nevada along US Highway 95. US 95 is the major transportation route between Las Vegas, Reno Nevada and Boise Idaho. Las Vegas is serviced by a major international airport. The Project lies immediately to the west of the highway. Beatty, Nevada is the closest town to the Project with a population of about 1,100 and contains most basic services. Access around the Project is by a series of reasonably good gravel roads that extend to most of the important exploration areas.

Corvus controls the Project through a number of options with various land owners. Corvus owns and leases several patented lode mining claims as well as maintaining a large contiguous block of federal unpatented lode mining claims. In 2014 Corvus purchased 162 hectares of surface lands in Sarcobatus Flats approximately 26 km north of the NBP, which included water rights for 1,600 acre feet per year.

1.2           GEOLOGY AND MINERALIZATION

Gold mineralization in the NBP is primarily hosted in the middle Miocene Sierra Blanca Tuff. Gold mineralization is also hosted to a lesser extent in monolithic and heterolithic debris‐flow deposits, as well as in felsic dikes and plugs. Two district‐scale north striking normal faults are the dominant structural features in the Project area, but several smaller‐scale faults between them are important controls for distribution of hydrothermal alteration and gold mineralization.

Two styles of precious metal epithermal mineralization are present at the NBP: 1) potentially high‐grade, structurally controlled fissure veins and associated stockwork zones, and 2) low‐grade disseminated or replacement deposits within altered volcanic rocks. Historic drilling (pre‐NI 43‐101) outlines areas of important mineralization at the NBP, the most significance of which historically appeared to be in the Mayflower mine area. Drilling by International Tower Hill Mines Ltd. (“ITH”), Corvus’ predecessor‐in-interest, was used to develop initial resource estimates, to better understand precious metal mineralization at Air Track Hill, and as initial tests at the Sierra Blanca, Pioneer, Savage and Yellowjacket targets.

1.3           METALLURGICAL TESTING

During 2012‐2013 metallurgical testing was performed using composite samples developed from PQ core materials produced at Mayflower, Sierra Blanca, Savage Valley and Jolly Jane. Column leach testing on up to p80 minus 19mm indicated relatively high gold recoveries in the range of 80%, and confirmed the suitability of heap leach processing on disseminated mineralization. In 2014, composite samples of PQ core materials were developed from Yellowjacket vein and stockwork mineralization. Those tests indicate high solubility of contained gold in cyanide leach testing at p80 minus 150 microns, but reduced gold recoveries at heap leach size particles. These tests indicate that mill processing will be required on Yellowjacket mineralization.

1.4           CURRENT EXPLORATION AND DEVELOPMENT

Presently, Corvus drilling is focused on the Yellowjacket Zone, a series of well mineralized veins to the north of the Sierra Blanca portion of the mineralization at Bullfrog. The Yellowjacket zone is open to the north, south and at depth so additional drilling will be required to close off that zone. In addition, there are a number of anomalous gold and silver values in many holes drilled in 2013 that need to be followed up with additional core drilling looking for veins. A core rig will be dedicated to the vein exploration program throughout 2014.

1.5           NORTH BULLFROG RESOURCE ESTIMATE

The basis for the mineral resource estimates at the NBP are geologic models developed by Corvus geologists and constructed in Vulcan Software by Mr. Scott Wilson of MMC. Geostatistics and estimates of mineralization were prepared by Mr. Gary H. Giroux of GCL. The current mineralization update is focused on adding the Sierra Blanca drilling which was completed throughout 2012 and 2013. Geologic logs, alteration and geochemical data were used to define the mineralized zones, and were the limiting factor for gold distribution for the resource estimations. Ordinary Kriging was used to develop global mineralization block models and the results have been reported in Section 14. Table 1‐1 lists the Indicated and Inferred Mineral Resources at various cut‐off grades.

Table 1‐1 North Bullfrog Project Mineral Resource Statement As Of March 25, 2014 ‐ Cut‐Off Grades defined by
Whittle® Input Parameters in Table 14‐26 (Assumed Gold Price of $1,300 per ounce and silver:gold price ratio of 59).

Area	Cutoff Grade Au (g/t)	Class	Quantity (K tonnes)	Au (g/t)	Ag(g/t)	Au Moz	Ag Moz
Yellowjacket*	0.29	Indicated	3,693	1.03	5.52	0.123	0.655
	0.29	Inferred	18,404	0.94	6.16	0.555	3.648

Sierra Blanca**	0.12	Indicated	924	0.19	1.31	0.006	0.039
	0.12	Inferred	177,723	0.19	0.69	1.066	3.943

Area	Cutoff Grade Au (g/t)	Class	Quantity (K tonnes)	Au (g/t)	Ag(g/t)	Au Moz	Ag Moz

Mayflower**	0.2	Indicated	5,465	0.46	0.41	0.081	0.071
	0.2	Inferred	31	0.21	0.24	0	0

Jolly Jane**	0.15	Indicated	19,332	0.24	0.42	0.15	0.262
	0.15	Inferred	8,231	0.21	0.56	0.054	0.149

Total Yellowjacket*	0.29	Indicated	3,693	1.03	5.52	0.123	0.655
Total Disseminated**	0.13	Indicated	25,721	0.29	0.45	0.24	0.372
Total Yellowjacket*	0.29	Inferred	18,404	0.94	6.16	0.555	3.648
Total Disseminated**	0.13	Inferred	185,985	0.19	0.64	1.12	4.092

*	Assumed Mill Processing
**	Assumed Heap Leach Processing

1.6           CONCLUSIONS

Corvus has conducted exploration, QA/QC, resource estimation and mineralization development procedures consistent with industry accepted practices. Scott Wilson, the principal author of this report, has reviewed Corvus’ practices in this regard and has verified the resulting data, and in his opinion such data can be relied upon to estimate mineral resources at the NBP.

1.7           RECOMMENDATIONS

The recommended program for the NBP moving forward has six parts : 1) in‐fill drilling at the Sierra Blanca and Jolly Jane areas to closer drill hole spacing to increase confidence in the mineralization estimates; 2) step‐out/definition drilling around the Sierra Blanca and Jolly Jane areas; 3) further metallurgical testing to further define performance of a heap leach on the oxide and mixedoxide/ sulfide portion of the mineralization and define performance of gravity and cyanide leach milling processes; 4) re‐evaluation of the several known alteration/geochemical anomalies which should result in the identification of additional drill targets; 5) expansion of drill testing of structural systems at Yellowjacket and other potential structural targets, and 6) development of environmental baseline data which requires a 1‐year historical record prior to beginning the permitting process.

Recommended drilling at the Sierra Blanca and Yellowjacket areas include a combination of in‐fill and step‐out reverse circulation (RC) and core drilling within the existing mineralization area. It is estimated that ~15,000m of additional drilling will be required in the next phase of delineation drilling. A better understanding of known and newly discovered mineralization can be applied to other target areas on the NBP. The costs for the recommended program are outlined in Table 1‐2.

Table 1-2 Proposed Budget to Support Recommended Program at NBP

ACTIVITY	AMOUNT
Administration, Exploration and Infill Drilling for Sierra Blanca, Yellowjacket and Jolly Jane	US$ 5.8 M
Baseline Metallurgical Testing	US$ 0.4 M
Baseline Data Collection	US$ 0.8 M
Total	US$ 7.0M

Previous Preliminary Economic Assessment

Investors are advised that with the release of the new mineral resource estimate for the NBP, effective March 25, 2014, there is no longer a current preliminary economic analysis for the NBP and the previous preliminary economic assessment for the NBP released on October 28, 2013 is no longer valid.

RISK FACTORS

Investing in the Shares involves a high degree of risk. The Investor should consider carefully the risks and uncertainties described below, together with all of the other information contained in the Prospectus, before deciding to invest in the Shares. If any of the following risks materialize, the Company’s business, financial condition, results of operation and future prospects will likely be materially and adversely affected. In that event, the market price of the Shares could decline and you could lose all or part of your investment.

Risks Related to the Company

The Company will require significant additional capital to fund its business plan.

The Company will be required to expend significant funds to determine if proven and probable mineral reserves exist at its properties, to continue exploration and if warranted, develop its existing properties and to identify and acquire additional properties to diversify its property portfolio. The Company has spent and will be required to continue to expend significant amounts of capital for drilling, geological and geochemical analysis, assaying and feasibility studies with regard to the results of the Company’s exploration. The Company may not benefit from some of these investments if the Company is unable to identify commercially exploitable mineralized material.

The Company’s ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including the status of the national and worldwide economy and the price of gold and silver. The Company may not be successful in obtaining the required financing or, if it can obtain such financing, such financing may not be on terms that are favorable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further mining operations or exploration and development and the possible partial or total loss of the Company’s potential interest in its properties.

The net proceeds from the Offering may be insufficient to carry out any of the exploration work proposed under the Use of Proceeds.

Because there is no minimum offering, the net proceeds raised from the Offering, if any, may not be sufficient for the Company to carry out any of the exploration work proposed under the Use of Proceeds section of this Prospectus.

The Company has a limited operating history on which to base an evaluation of its business and prospects.

Since the Company’s inception it has had no revenue from operations. The Company has no history of producing metals from any of its properties. All of its properties are exploration stage properties in various stages of exploration. Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

●	completion of feasibility studies to verify reserves and commercial viability, including the ability to find sufficient gold/silver ore reserves to support a commercial mining operation;
●	the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;
●	the availability and costs of drill equipment, exploration personnel, skilled labor and mining and processing equipment, if required;
●	the availability and cost of appropriate smelting and/or refining arrangements, if required;
●	compliance with environmental and other governmental approval and permit requirements;
●	the availability of funds to finance exploration, development and construction activities, as warranted;
●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities;
●	potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies; and

●	potential shortages of mineral processing, construction and other facilities-related supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of the Company’s properties and demand by other mineral exploration and mining companies. It is common in exploration programs to experience unexpected problems and delays during drill programs and, if commenced, development, construction and mine start-up. Accordingly, the Company’s activities may not result in profitable mining operations and it may not succeed in establishing mining operations or profitably producing metals at any of its properties.

The Company has a history of losses and expects to continue to incur losses in the future.

The Company has incurred losses since inception, has negative cash flow from operating activities and expects to continue to incur losses in the future. The Company incurred the following net losses from operations during each of the following periods:

●	approximately $5,068,741 for the year ended May 31, 2013; and
●	approximately $2,531,387 for the year ended May 31, 2012.

The Company expects to continue to incur losses unless and until such time as one of its properties enters into commercial production and generates sufficient revenues to fund continuing operations. The Company recognizes that if it is unable to generate significant revenues from mining operations and dispositions of its properties, it will not be able to earn profits or continue operations. At this early stage of its operation, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on the Company’s financial condition.

Increased costs could affect the Company’s financial condition.

The Company anticipates that costs at its projects that it may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, steel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the profitability of the Company.

Risks Related to Mining and Exploration

All of the Company’s properties are in the exploration stage. Other than the NBP, which has estimated inferred and/or indicated resources identified, there are no known resources, and there are no known reserves, on any of the Company’s properties. There is no assurance that the Company can establish the existence of any mineral reserve on any of the Company’s properties in commercially exploitable quantities. Until the Company can do so, it cannot earn any revenues from these properties and if it does not do so, the Company will lose all of the funds that it expends on exploration. If the Company does not discover any mineral reserve in a commercially exploitable quantity, the exploration component of its business could fail.

The Company has not established that any of its mineral properties contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that the Company will be able to do so. A mineral reserve is defined by the SEC in its Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the SEC’s Industry Guide 7 is extremely remote; in all probability the Company’s mineral properties do not contain any “reserves” and any funds that it spends on exploration could be lost. Even if the Company does eventually discover a mineral reserve on one or more of its properties, there can be no assurance that they can be developed into producing mines and those minerals extracted. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond the Company’s control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.

Exploration for and the production of minerals is highly speculative and involves much greater risk than many other businesses. Most exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. The operations of the Company are, and any future development or mining operations it may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and development of mineral properties, such as, but not limited to:

●	economically insufficient mineralized material;
●	fluctuation in production costs that make mining uneconomical;
●	labor disputes;
●	unanticipated variations in grade and other geologic problems;
●	environmental hazards;
●	water conditions;
●	difficult surface or underground conditions;
●	industrial accidents;
●	metallurgic and other processing problems;
●	mechanical and equipment performance problems;
●	failure of pit walls or dams;
●	unusual or unexpected rock formations;
●	personal injury, fire, flooding, cave-ins and landslides; and
●	decrease in the value of mineralized material due to lower gold and/or silver prices.
Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues and production dates. The Company currently has very limited insurance to guard against some of these risks. If the Company determines that capitalized costs associated with any of its mineral interests are not likely to be recovered, it would incur a write-down of the Company’s investment in these interests. All of these factors may result in losses in relation to amounts spent which are not recoverable, or result in additional expenses.

The Company has no history of producing metals from its current mineral properties and there can be no assurance that the Company will successfully establish mining operations or profitably produce precious metals.

The Company has no history of producing metals from its current mineral properties. The Company does not produce gold or silver and does not currently generate operating earnings. While the Company seeks to move its projects into production, such efforts will be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●	the timing and cost, which are considerable, of the construction of mining and processing facilities;
●	the ability to find sufficient gold/silver reserves to support a profitable mining operation;
●	the availability and costs of skilled labor and mining equipment;
●	compliance with environmental and other governmental approval and permit requirements;
●	the availability of funds to finance construction and development activities;
●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants that may delay or prevent development activities; and
●	potential increases in construction and operating costs due to changes in the cost of labor, fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development may be increased by the remote location of some of the Company’s properties. It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. In addition, management of the Company will need to be expanded. This could result in delays in the commencement of mineral production and increased costs of production. Accordingly, the Company cannot assure the Investor that activities of the Company will result in profitable mining operations or that the Company will successfully establish mining operations.

Estimates of mineralized material and resources are subject to evaluation uncertainties that could result in project failure.

The Company’s exploration and future mining operations, if any, are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material and resources/reserves within the earth using statistical sampling techniques. Estimates of any mineralized material or resource/reserve on any of the Company’s properties would be made using samples obtained from appropriately placed trenches, test pits and underground workings and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about the Company’s properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material and resources/reserves. If these estimates were to prove to be unreliable, the Company could implement an exploitation plan that may not lead to commercially viable operations in the future.

Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As the Company has not completed feasibility studies on any of its properties and has not commenced actual production, mineralization resource estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by the Company’s feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this Prospectus have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or silver may render portions of the Company’s mineralization and resource estimates uneconomic and result in reduced reported mineralization or adversely affect any commercial viability determinations the Company may reach. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s share price and the value of its properties.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian requirements. These requirements are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred mineral resources, which are generally not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place, tonnage and grade without reference to unit measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

The Company’s exploration activities on its properties may not be commercially successful, which could lead the Company to abandon its plans to develop its properties and its investments in exploration.

The Company’s long-term success depends on its ability to identify mineral deposits on its existing properties and other properties it may acquire, if any, that the Company can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold, silver and other commodity exploration is determined in part by the following factors:

●	the identification of potential mineralization based on surficial analysis;
●	availability of government-granted exploration permits;

●	the quality of the Company’s management and its geological and technical expertise; and
●	the capital available for exploration and development work.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of the Company’s securities and the ability to raise future financing.

The volatility of the price of gold could adversely affect the Company’s future operations and, if warranted, its ability to develop its properties.

The potential for profitability of the Company’s operations, the value of its properties, the market price of the Common Shares and the Company’s ability to raise funding to conduct continued exploration and development, if warranted, are directly related to the market price of gold and silver. The Company’s decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold and/or silver may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold and silver prices. The prices of gold and silver are affected by numerous factors beyond the control of the Company, including inflation, fluctuation of the U.S. dollar and foreign currencies, global and regional demand, the sale of gold by central banks, and the political and economic conditions of major gold and silver producing countries throughout the world.

The price of gold is volatile and is affected by numerous factors all of which are beyond the control of the Company, such as the sale or purchase of gold by various central banks and financial institutions, inflation, recession, fluctuation in the relative values of the U.S. dollar and foreign currencies, changes in global and regional gold demand and the political and economic conditions.

The following table presents the high, low and average afternoon fixed prices in U.S. dollars for an ounce of gold on the London Bullion Market over the past five years and illustrates the volatility in gold prices:

Year	High	Low	Average
2009	1,213	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,693	1,192	1,411
Data Source: www.kitco.com

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold and/or silver prices decline or remain low for prolonged periods of time, the Company might be unable to develop its properties, which may adversely affect its results of operations, financial performance and cash flows.

The Company may not be able to obtain all required permits and licenses to place any of its properties into production.

The current and future operations of the Company, including development activities and commencement of production, if warranted, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, price controls, taxes, regulations concerning business dealings with indigenous peoples, historic and cultural preservation, labor standards, occupational health, waste disposal, toxic substances, explosives, management of natural resources, land use, environmental protection and post closure reclamation, mine safety and other matters. Companies engaged in mineral property exploration and the development or operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company cannot predict if all permits which it may require for continued exploration, development or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay the Company’s planned exploration and development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in civil or criminal fines, enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s operations and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company is subject to significant governmental regulations, which affect its operations and costs of conducting its business.

The current and future operations of the Company are and will be governed by laws and regulations, including:

●	laws and regulations governing mineral concession acquisition, prospecting, development, mining and production;
●	laws and regulations related to exports, taxes and fees;
●	labor standards and regulations related to occupational health and mine safety; and
●	environmental standards and regulations related to waste disposal, toxic substances, land use and environmental protection.

Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Failure to comply with applicable laws, regulations and permits may result in enforcement actions, including the forfeiture of mineral claims or other mineral tenures, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation, could have a material adverse impact on the business of the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in the Company’s operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Company’s properties or some portion of the Company’s business, causing it to re-evaluate those activities at that time.

Legislation has been proposed that would significantly affect the mining industry.

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States General Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact the Company’s ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although the Company cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of unpatented mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s financial performance.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on the Company, its venture partners and suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in the Company’s industry could harm the Company’s reputation. The potential physical impacts of climate change on the Company’s operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of the Company’s operations.

Land reclamation requirements for the Company’s properties may be burdensome and expensive.

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents;
●	treat ground and surface water to drinking water standards; and
●	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with its potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The Company plans to set up a provision for its reclamation obligations on its properties, as appropriate, but this provision may not be adequate. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company faces intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms the Company considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified managerial and technical employees. If the Company is unable to successfully compete for qualified employees, its exploration and development programs may be slowed down or suspended. The Company competes with other precious metal companies for capital. If the Company is unable to raise sufficient capital, its exploration and development programs may be jeopardized or it may not be able to acquire, develop or operate additional precious metal projects.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

The Company is dependent on various supplies and equipment to carry out mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production.

Joint ventures and partnerships may expose the Company to risks.

The Company may enter into joint ventures or partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which the Company has an interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture. Further, the Company may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other parties to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on the Company’s results of operations, financial performance, cash flows and the price of the Common Shares.

The Company may experience difficulty attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

The Company is dependent on a relatively small number of key employees, including its President, its Chief Executive Officer and its Chief Operating Officer. The loss of any officer could have an adverse effect on the Company. The Company has no life insurance on any individual, and it may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

It may be difficult to enforce judgments or bring actions outside Canada against the Company and certain of its directors.

As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

The Company’s results of operations could be affected by currency fluctuations.

The properties of the Company are all located in the United States and most costs associated with these properties are paid in U.S. dollars. There can be significant swings in the exchange rate between the U.S. and Canadian dollar. There are no plans at this time to hedge against any exchange rate fluctuations in currencies.

Title to the Company’s properties may be subject to other claims, which could affect the Company’s property rights and claims.

There are risks that title to the properties of the Company may be challenged or impugned. Currently, the properties of the Company are located in Nevada and Alaska and may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. This is particularly the case in respect of those portions of the Company’s properties in which the Company holds its interest solely through a lease with the claim holders, as such interest is substantially based on contract and has been subject to a number of assignments (as opposed to a direct interest in the property).

Several of the mineral rights to the Company’s properties consist of “unpatented” lode mining claims created and maintained in accordance with the United States General Mining Law of 1872. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the United States General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal government. The validity of an unpatented lode mining or mill site claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented mining claims. Should the federal government impose a royalty or additional tax burdens on the properties that lie within public lands, the resulting mining operations could be seriously impacted, depending upon the type and amount of the burden.

The Company may be unable to secure surface access or purchase required surface rights.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by such mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore the Company may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. The Company’s inability to secure surface access or purchase required surface rights could materially and adversely affect its timing, cost or overall ability to develop any mineral deposits it may locate.

The Company’s properties and operations may be subject to litigation or other claims.

From time to time the properties or operations of the Company may be subject to disputes which may result in litigation or other legal claims. The Company may be required to assert or defend against these claims which will divert resources and management time from operations. The costs of these claims or adverse filings may have a material effect on the business and results of operations of the Company.

The Company does not currently insure against all the risks and hazards of mineral exploration, development and mining operations.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to its perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Risks Related to the Common Shares

There may be adverse Canadian tax consequences to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non resident corporation.

Certain adverse tax consequences may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Income Tax Act (Canada) and the regulations thereunder. Such shareholders should consult their tax advisors with respect to the consequences of acquiring Shares.

The Company’s share price may be volatile and as a result an Investor could lose all or part of its investment.

In addition to volatility associated with equity securities in general, the value of the investment of an Investor could decline due to the impact of any of the following factors upon the market price of the Common Shares:

●	Changes in the worldwide price for gold and/or silver;
●	Disappointing results from the Company’s exploration efforts;
●	Decline in demand for Common Shares;
●	Downward revisions in securities analysts’ estimates or changes in general market conditions;
●	Technological innovations by competitors or in competing technologies;
●	Investor perception of the Company’s industry or its prospects; and
●	General economic trends.

In the last 12 months, the price of the Common Shares on the TSX has ranged from a low of $0.67 to a high of $2.18. In addition, stock markets in general have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of the Common Shares. As a result, Investors may be unable to resell any Common Shares they acquire at a desired price.

The Company has never paid dividends on the Common Shares.

The Company has not paid dividends on the Common Shares to date, and may not be in a position to pay dividends for the foreseeable future. The Company’s ability to pay dividends with respect to the Common Shares will depend on its ability to successfully develop one or more properties and generate earnings from operations. Further, the initial earnings of the Company, if any, will likely be retained to finance its operations. Any future dividends on the Common Shares will depend upon the Company’s earnings, its then-existing financial requirements and other factors, and will be at the discretion of the board of directors of the Company.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Share if the Company issues additional employee/director/consultant options or if it sells additional Common Shares to finance its operations.

In order to further expand the Company’s operations and meet its objectives, any additional growth and/or expanded exploration activity will likely need to be financed through sale of and issuance of additional Common Shares, including, but not limited to, raising funds to explore the NBP. Furthermore, to finance any acquisition activity, should that activity be properly approved, and depending on the outcome of its exploration programs, the Company will likely also need to issue additional Common Shares to finance future acquisitions, growth and/or additional exploration programs of any or all of the Company’s projects or to acquire additional properties. The Company will also in the future grant to some or all of its directors, officers and key employees options to purchase Common Shares as non-cash incentives. The issuance of any equity securities could, and the issuance of any additional Common Shares will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares or decides to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, Investors’ interests in the Company will be diluted and Investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.

The Company is subject to the continued listing criteria of the TSX and its failure to satisfy these criteria may result in delisting of the Common Shares.

The Common Shares are currently listed on the TSX. In order to maintain the listing, the Company must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders. In addition to objective standards, the TSX may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX; or if any other event occurs or any condition exists which makes continued listing on the TSX, in the opinion of the TSX, inadvisable.

If the TSX delists the Common Shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the Common Shares, reduced liquidity, decreased analyst coverage of the Company, and an inability of the Company to obtain additional financing to fund its operations.

The issuance of additional Common Shares may negatively impact the trading price of the Company’s securities.

The Company has issued Common Shares in the past and will continue to issue Common Shares to finance its activities in the future. In addition, outstanding options, warrants and broker warrants to purchase Common Shares may be exercised, resulting in the issuance of additional Common Shares. The issuance by the Company of additional Common Shares would result in dilution to its shareholders, and even the perception that such an issuance may occur could have a negative impact on the trading price of the Common Shares.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Gowling Lafleur Henderson LLP as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters.

As of the date of this Prospectus, the partners and associates of each of Gowling Lafleur Henderson LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

INTERESTS OF EXPERTS

Names and Interests of Experts

The technical information, mineral resource estimates and economic estimates relating to the NBP and the Company’s other properties included or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference.

Name	Description
Jeffrey A. Pontius
A non-independent qualified person as defined under NI 43-101, who prepared or supervised the preparation of, or approved, certain scientific and technical information in the material change reports of the Company dated August 8, 2013, September 9, 2013, September 11, 2013, October 4, 2013 (two material change reports), October 17, 2013, October 28, 2013, October 29, 2013, December 9, 2013, January 13, 2014, January 16, 2014, January 28, 2014, February 4, 2014, February 6, 2014, February 26, 2014, March 11, 2014, March 14, 2014, April 2, 2014, April 7, 2014, May 1, 2014, May 5, 2014, May 22, 2014 and June 11, 2014.

Gary Giroux
An independent qualified person as defined under NI 43-101, who prepared or supervised the preparation of, or approved, certain scientific and technical information in the material change reports of the Company dated August 8, 2013, September 9, 2013, September 11, 2013, October 4, 2013 (two material change reports), October 17, 2013, October 28, 2013, February 26, 2014, March 11, 2014 and April 2, 2014, and the Technical Report.

Roger Steininger
An independent qualified person as defined under NI 43-101, who prepared or supervised the preparation of, or approved, certain scientific and technical information in the material change report of the Company dated October 28, 2013.

Scott E. Wilson
An independent qualified person as defined under NI 43-101, who prepared or supervised the preparation of, or approved, certain scientific and technical information in the material change reports of the Company dated October 28, 2013, February 26, 2014 and April 2, 2014, and the Technical Report.

Herbert Osborne
An independent qualified person as defined under NI 43-101, who prepared or supervised the preparation of, or approved, certain scientific and technical information in the material change reports of the Company dated October 28, 2013, April 2, 2014 and June 11, 2014, and the Technical Report.

Carl E. Brechtel
A non-independent qualified person as defined under NI 43-101, who prepared or supervised the preparation of, or approved, certain scientific and technical information in the material change reports of the Company dated February 6, 2014, February 26, 2014, March 11, 2014, April 7, 2014, May 1, 2014, May 5, 2014, May 22, 2014 and June 11, 2014.

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates other than Jeffrey A. Pontius, Chief Executive Officer of the Company, who owns 3,270,032 Common Shares and incentive stock options to purchase 1,000,234 Common Shares representing 5.98% of the issued and outstanding Common Shares on a partially diluted basis as of the date of this Prospectus, and Carl E. Brechtel, Chief Operating Officer of the Company, who owns 150,000 Common Shares and incentive stock options to purchase 800,000 Common Shares representing 1.33% of the issued and outstanding Common Shares on a partially diluted basis as of the date of this Prospectus.

Except as otherwise stated above, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

In addition, Crowe MacKay LLP, the external auditor of the Company, provided an auditor’s report on the audited financial statements of the Company as at and for the years ended May 31, 2013 and 2012. Crowe MacKay LLP advises that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of the Company are Crowe MacKay LLP of 1100 - 1177 West Hastings St. Vancouver, BC V6E 4T5.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in the provinces of British Columbia and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

UNITED STATES PROSPECTUS

A prospectus forming part of the Form S-1 registration statement has been filed with the SEC in the United States in connection with the Offering of the Common Shares in the United States. Rights and remedies that may be available to purchasers under United States law may differ from those available under Canadian law. Purchasers may wish to consult with a United States legal advisor for particulars of these rights.

CERTIFICATE OF THE COMPANY

Dated:                      August 1, 2014

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of British Columbia and Ontario.

Corvus Gold Inc.

By: (Signed) Jeffrey A. Pontius Chief Executive Officer	By: (Signed) Peggy Wu Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) Anton J. Drescher Director	By: (Signed) Edward Yarrow Director